UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F              ☐ Form 40-F

CONTENT

Adoption of 2025 Share Incentive Plan

On July 1, 2025, the Board of Directors (“Board”) of Adlai Nortye Ltd. (the “Company”) approved and authorized the adoption of the 2025 Share Incentive Plan, effective on the same date (the “Plan”). Under the Plan, the Company will be permitted to grant awards of options, restricted shares, restricted share units and other types of awards as the case may require (the “Awards”).

The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of the Company’s business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase this interest by permitting them to acquire shares of the Company.

The Plan shall be administered by the Board of the Company. The Board of the Company may authorize one or more committees or officers to administrate the grants of any Awards and may limit such authority as the Board determines from time to time.

The term of the Plan is ten years from the date of adoption, unless sooner terminated according to the terms of the Plan.

Resignation of Independent Director

In June 2025, the Board of the Company received the resignation of Dr. Cheguo Cai (“Dr. Cai”) from his positions as an independent Director of the Company and a member of each of the audit committee, compensation committee, and nominating and corporate governance committee of the Board (respectively, the “Audit Committee”, “Compensation Committee” and “NCG Committee”, together, the “Committees”), with effect from July 1, 2025. Dr. Cai resigned due to personal reasons and not as the result of any dispute or disagreement with the Company or the Board.

Appointment of Replacement Director

Effective July 1, 2025, the Board of the Company appointed Mr. Baozhong Wei (“Mr. Wei”) as an independent Director as well as the chairman of the Compensation Committee (following the Change in Compensation Committee Composition, as defined below). The Board of the Company has received Mr. Wei’s consent to act as an independent Director and determined that Mr. Wei meets the Nasdaq Stock Market independence requirements.

Mr. Wei Baozhong, aged 47, is an accomplished financial professional with over 19 years of experience in corporate governance, financial reporting, and regulatory compliance. Since November 2017, Mr. Wei has served as a director of BR Business Services Pte Ltd, where he oversees business operations and provides strategic guidance.

Mr. Wei brings extensive expertise in corporate finance and advisory services. From August 2015 to October 2017, he served as an assistant manager at BDO Advisory Pte Ltd, where he specialized in corporate finance, valuation, financial due diligence, litigation support, and merger and acquisition activities. Prior to that, from June 2014 to July 2015, he was a finance manager at JES International Holdings Limited, where he handled full sets of company accounts, group consolidation, cash flow reporting, and assisted with audit procedures and tax filings. From November 2012 to June 2014, Mr. Wei worked as an assistant manager at MS Corporate Finance Pte Ltd, focusing on corporate finance assignments including company valuations and independent financial adviser services.

Mr. Wei is a Chartered Accountant (Singapore) and an Accredited Tax Advisor (Corporate Tax and GST). He is also an ACRA-registered Corporate Services Provider and qualified Filing Agent. Mr. Wei holds a Master's degree in Finance from Singapore Management University and a Bachelor's degree in Accountancy from Oxford Brookes University. His comprehensive experience in cross-border structuring, mergers and acquisitions, and risk management, combined with his hands-on experience working alongside boards and audit committees, provides valuable financial expertise and strategic insight that align well with the Company’s corporate governance requirements.

Mr. Wei has no family relationships with any other executive officers or Directors of the Company.

There is no arrangement or understanding between Mr. Wei and any other person pursuant to which he was selected as a Director of the Company.

There is no transaction in which Mr. Wei or any of his immediate family members has an interest requiring disclosure under Item 404(a) of Regulation S-K.

Re-designation of Director

Effective July 1, 2025, the Board of the Company re-designated Dr. Roger Sawhney (“Dr. Sawhney”) from a Director to an independent Director, and appointed Dr. Sawhney as a member of each of the Audit Committee and NCG Committee.

The Board of the Company has received Dr. Sawhney’s consent to act as an independent Director and determined that Dr. Sawhney meets the Nasdaq Stock Market independence requirements.

Change of Committee Members

Effective July 1, 2025, the Board of the Company approved Mr. Yang Lu’s resignation as the chairman of the Compensation Committee (“Change in Compensation Committee Composition”).

In view of the resignation of Dr. Cheguo Cai, the Board of the Company appointed Mr. Alan Ming Lun Tse as a member of the Compensation Committee, effective from July 1, 2025.

Following the abovementioned Resignation of Independent Director, Appointment of Replacement Director, Re-designation of Director and Change of Committee Members, the members of the Committees are as follows:

	Audit Committee	Compensation Committee	NCG Committee
Chairman	Alan Ming Lun Tse	Baozhong Wei	Yang Lu
Member	Roger Sawhney	Alan Ming Lun Tse	Roger Sawhney
Member	Shaorong Liu	Shaorong Liu	Shaorong Liu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: July 9, 2025

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